UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [    ]    Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  [    ]    No  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  [    ]    No  [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.    Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

TABLE OF CONTENTS

Exhibits

99.1	Interim Financial Statements for the Quarter Ended September 30, 2006

99.2	Management’s Discussion and Analysis

99.3	Form 52-109FT2 Certification of Interim Filings – CFO

99.4	Form 52-109FT2 Certification of Interim Filings – CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: November 13, 2006	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel and Corporate Secretary

Exhibit 99.1

PRESIDENT’S MESSAGE TO SHAREHOLDERS

Fellow Shareholders:

The third quarter was marked by a number of significant events that continue to support our objective to become a fully integrated specialty pharmaceutical company.

On September 28, 2006, we received an “approvable letter” for our once-daily formulation of tramadol from the U.S. Food and Drug Administration (FDA) stating that our drug is approvable in the United States subject to the resolution of certain matters. We have since had the opportunity to meet with the FDA to resolve those matters and have made progress in determining the most appropriate course of action to obtain final regulatory approval. We remain confident that our product will be approved in the U.S. and look forward to reporting on our progress toward that goal as appropriate.

In Europe, the commercial roll out of our once-daily tramadol product is gaining momentum. The launch of our product in Germany, the second largest European market for tramadol, continues to meet both our expectations and those of our marketing partner, HEXAL. Germany, however, was just the first of more than 20 separate launches throughout Europe and during the third quarter, we saw the launch of our product in two additional markets, the Czech Republic and Slovakia. We have since made our first shipment of product to our marketing partner for the United Kingdom, Recordati, in preparation for launch in that market early in 2007. In Italy, our product recently received price approval, allowing our marketing partner, Angelini, to prepare for product launch. We expect to make our first shipment of product to Angelini in the coming weeks, with launch scheduled before the end of the year. We also expect to make our first product shipments to our partners for France, Spain and Belgium before year end in anticipation of launch in each of those markets in the New Year. With a strong product label, excellent partners and the roll out of our product well under way, we are optimistic about the commercial potential for our product in Europe and expect to see a meaningful impact on product revenue in 2007.

We also continue to advance our commercialization program for once-daily tramadol in key markets throughout the rest of the world. In late August, our New Drug Submission was accepted for review by the Therapeutic Products Directorate of Health Canada with a targeted review period of 300 days. With tramadol currently available in Canada only as an immediate-release, four- to six-times daily combination product with acetaminophen, we view our home market as a significant commercial opportunity. We are actively engaged in establishing commercial channels for Canada in anticipation of regulatory approval in 2007.

Working with our partner for Mexico and 20 Latin American and Caribbean countries, GlaxoSmithKline, we are steadily making progress toward commercialization across these regions. We expect to initiate launches beginning in late 2007 and continuing into 2008. At the same time, we are pursuing other significant opportunities around the world, including Japan, Australia, South Africa and Southeast Asia.

In tandem with the global commercialization of once-daily tramadol, we are focused on advancing development of several other products to follow the success of our lead product. Having completed pharmacokinetic studies in our program to develop a once-daily formulation of the antidepressant trazodone, we will move directly into a pivotal Phase III study, with enrolment to begin in the first half of 2007. We are also progressing in our development of line extensions for once-daily tramadol, including products that combine tramadol with other active ingredients. In addition, following the successful completion of proof-of-concept on an improved intravenous formulation of the widely-used anesthetic propofol utilizing our Polymeric Nano-Delivery SystemsTM technology, we are now working toward development of oral formulations of a number of intravenously administered drugs using that technology.

As we pursue our vision of becoming a fully integrated specialty pharmaceutical company, strengthening our people and our infrastructure is paramount. To this end, recently we appointed Mark D’Souza as Labopharm’s new Chief Financial Officer. Mark has extensive senior financial management experience, most recently as Vice President, Finance with Quebecor Media Inc. His extensive international and public company expertise will be valuable to our organization as we continue to pursue the global commercialization of our once-daily product while, at the same time, building a fully integrated company.

Moving ahead, our top priority remains the approval of our once-daily tramadol formulation in the U.S. We will continue to actively work with the FDA to identify the most appropriate path forward and are confident in our ability to obtain regulatory approval. I look forward to updating you on our progress as we continue to advance the global commercialization of once-daily tramadol and build our pipeline of exciting follow-on products.

Kind Regards,

(signed)

James R. Howard-Tripp

President and Chief Executive Officer

November 7, 2006

CONSOLIDATED STATEMENTS OF OPERATIONS

[UNAUDITED]

For the:	Three months ended		Nine months ended
[Thousands of Canadian dollars, except share and per share amounts]	Sept. 30, 2006 $	Sept. 30, 2005 $	Sept. 30, 2006 $	Sept. 30, 2005 $
REVENUE
Product sales	1,097	—	4,044	—
Cost of goods sold, including depreciation expense of $18 and $34 for the three months and the nine months ended September 30, 2006 respectively [2005 – nil]	709	—	2,301	—

Gross profit on product sales	388	—	1,743	—

OTHER REVENUE
Licensing	2,229	11	6,672	762
Research and development contracts	—	61	—	61

	2,617	72	8,415	823

EXPENSES AND OTHER INCOME
Research and development expenses	3,390	4,676	14,286	14,537
Government assistance	(779)	(838)	(1,820)	(1,583)

	2,611	3,838	12,466	12,954
Selling, general and administrative expenses	4,069	2,682	11,060	7,854
Financial expenses	644	758	2,056	1,168
Depreciation and amortization	412	416	1,242	1,235
Interest income	(1,271)	(110)	(2,277)	(347)
Foreign exchange gain	(50)	(221)	(643)	(33)

	6,415	7,363	23,904	22,831

LOSS BEFORE INCOME TAXES	(3,798)	(7,291)	(15,489)	(22,008)
Income taxes:
Current	598	258	1,282	259
Future	(35)	—	(71)	—

NET LOSS FOR THE PERIOD	(4,361)	(7,549)	(16,700)	(22,267)

NET LOSS PER SHARE – BASIC AND DILUTED	(0.08)	(0.18)	(0.33)	(0.52)

Weighted average number of shares outstanding	56,747,093	43,003,982	50,938,493	42,809,354

See accompanying notes

CONSOLIDATED STATEMENTS OF DEFICIT

[UNAUDITED]

For the nine months ended: [Thousands of Canadian dollars]	Sept. 30, 2006 $	Sept. 30, 2005 $
BALANCE, beginning of period	(144,584)	(111,250)
Net loss	(16,700)	(22,267)

BALANCE, end of period	(161,284)	(133,517)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

[UNAUDITED]

For the:	Three months ended		Nine months ended
[Thousands of Canadian dollars]	Sept. 30, 2006 $	Sept. 30, 2005 $	Sept. 30, 2006 $	Sept. 30, 2005 $
OPERATING ACTIVITIES
Net loss for the period	(4,361)	(7,549)	(16,700)	(22,267)
Items not affecting cash:
Depreciation of property, plant and equipment	375	381	1,105	1,131
Amortization of intangible assets	55	35	171	104
Amortization of deferred financing costs	51	40	162	40
Financial expenses	—	134	—	134
Unrealized foreign exchange gain	(74)	(206)	(547)	(25)
Future income taxes	(35)	—	(71)	—
Stock-based compensation	492	153	1,857	800

	(3,497)	(7,012)	(14,023)	(20,083)
Net change in non-cash operating items	(6,274)	940	(15,941)	1,311

	(9,771)	(6,072)	(29,964)	(18,772)

INVESTING ACTIVITIES
Acquisition of short-term investments	(73,741)	(4,591)	(99,138)	(8,389)
Disposals of short-term investments	2,500	—	2,500	958
Maturities of short-term investments	4,585	6,451	20,499	23,654
Acquisition of property, plant and equipment	(437)	(391)	(1,018)	(749)
Acquisition of intangible assets	(25)	(41)	(690)	(127)

	(67,118)	1,428	(77,847)	15,347

FINANCING ACTIVITIES
Repayment of capital lease obligations	(21)	(24)	(61)	(114)
Proceeds from issuance of capital stock	120	330	114,664	1,190
Issuance costs of capital stock	(1,456)	—	(9,240)	—
Repayment of long-term debt	(903)	—	(2,307)	—
Proceeds from issuance of long-term debt	—	—	—	11,586
Proceeds from issuance of warrants	—	—	—	731
Deferred financing costs	—	(320)	—	(474)

	(2,260)	(14)	103,056	12,919

Effect of exchange rates changes on cash and cash equivalents held in foreign currencies	(12)	(395)	(9)	(645)

Net increase (decrease) in cash and cash equivalents	(79,161)	(5,053)	(4,764)	8,849
Cash and cash equivalents, beginning of period	94,679	16,711	20,282	2,809

Cash and cash equivalents, end of period	15,518	11,658	15,518	11,658

Cash flows include the following items:
Interest paid	483	467	1,542	877
Income taxes paid	31	—	145	1

See accompanying notes

CONSOLIDATED BALANCE SHEETS

[UNAUDITED]

[Thousands of Canadian dollars]	As at Sept. 30, 2006 $	As at Dec. 31, 2005 [note 2] $
ASSETS [note 1]
Current
Cash and cash equivalents	15,518	20,282
Short-term investments	90,750	14,611
Accounts receivable	3,343	532
Research and development tax credits receivable	1,558	875
Income tax receivable	437	426
Inventories [note 4]	5,999	2,188
Prepaid expenses and other assets	1,135	452

Total current assets	118,740	39,366

Restricted long-term investments	1,272	1,271
Property, plant and equipment	10,193	10,280
Intangible assets	3,195	3,231
Deferred financing costs	202	364
Future tax assets	71	—

	133,673	54,512

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities	7,421	10,090
Current portion of deferred revenue	9,177	9,067
Current portion of obligations under capital leases	91	83
Current portion of long-term debt	4,029	3,383

Total current liabilities	20,718	22,623

Deferred revenue	14,822	20,834
Obligations under capital leases	5,771	5,840
Long-term debt	4,384	7,818

Total liabilities	45,695	57,115

Shareholders’ equity (deficiency)
Common shares, no par value, unlimited shares authorized, 56,747,963 and 43,673,863 issued and outstanding as at September 30, 2006 and as at December 31, 2005, respectively [note 5]	241,588	135,631
Contributed surplus [note 5]	7,674	6,350
Deficit	(161,284)	(144,584)

Total shareholders’ equity (deficiency)	87,978	(2,603)

	133,673	54,512

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [UNAUDITED]

AS AT SEPTEMBER 30, 2006 [THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 1. DESCRIPTION OF BUSINESS

Labopharm (the “Company”), incorporated under the Companies Act (Québec) is an international, specialty pharmaceutical company focused on improving existing drugs by incorporating its proprietary, advanced controlled-release technologies. The Company develops products internally in order to enter into strategic alliances or licensing agreements with national or international pharmaceutical companies that have the necessary resources and distribution networks to market and sell the pharmaceutical products incorporating the Company’s proprietary technologies. The future profitability of the Company is dependent upon such factors as the success of the clinical trials, the approval of regulatory authorities of products developed by the Company, and the ability of the Company to successfully market, sell and distribute its products. It may be necessary for the Company to obtain additional financing to complete its projects. The long-term debt is collateralized by all of the Company’s assets except for its intellectual property.

NOTE 2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The unaudited interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada for interim financial statements. Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005. The interim unaudited consolidated financial statements have been prepared using the same accounting policies as described in the latest annual report, except as described in note 3 hereafter. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the interim consolidated financial statements have been included.

NOTE 3. CHANGE IN ACCOUNTING POLICY

Non-monetary Transactions

In June 2005, the Canadian Institute of Chartered Accountants (“CICA”) released new Handbook Section 3831, Non-monetary Transactions, effective for fiscal periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity. The adoption of this standard had no impact on the Company’s consolidated results of operations or financial position.

NOTE 4. INVENTORIES

As at September 30, 2006, the Company had inventories comprised of raw materials totalling $2,171 [December 31, 2005 – $1,710] and intermediate finished goods (bulk tablets) totalling $3,828 [December 31, 2005 – $478].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [UNAUDITED]

AS AT SEPTEMBER 30, 2006 [THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 5. SHAREHOLDERS’ EQUITY (DEFICIENCY)

Authorized capital stock

Unlimited number of preferred shares, non-participating, non-voting, without par value

Unlimited number of common shares, voting, without par value

Changes in shareholders’ equity (deficiency)

Changes in the issued and outstanding common shares, contributed surplus and deficit for the year ended December 31, 2005 and for the nine-month period ended September 30, 2006 were as follows:

	Outstanding common shares		Contributed surplus $	Deficit $	Total $
	Number	$
Balance, December 31, 2004	42,510,630	132,658	4,745	(111,250)	26,153
Issued on the exercise of stock options	834,600	2,242	(149)	—	2,093
Grant of warrants	—	—	731	—	731
Issued on the exercise of warrants	328,633	731	(731)	—	—
Stock-based compensation	—	—	1,754	—	1,754
Net loss	—	—	—	(33,334)	(33,334)

Balance, December 31, 2005	43,673,863	135,631	6,350	(144,584)	(2,603)
Share issuance	12,650,000	112,734	—	—	112,734
Share issuance costs	—	(9,240)	—	—	(9,240)
Issued on the exercise of stock options	424,100	2,463	(533)	—	1,930
Stock-based compensation	—	—	1,857	—	1,857
Net loss	—	—	—	(16,700)	(16,700)

Balance, September 30, 2006	56,747,963	241,588	7,674	(161,284)	87,978

Capital stock transactions

On May 3, 2006, the Company completed a public offering in Canada and the United States and issued 12.65 million common shares, which included the exercise in full of the underwriters’ over-allotment option, at a price of $8.99 or US$8.00 per share. The total gross proceeds of the offering were $112,734 or an average price per share of $8.91, which considers currency conversion at the closing date. The issue expenses related to this offering including the underwriters’ discounts and commissions were $9,240.

During the nine-month period ended September 30, 2006, 424,100 [2005 – 534,900] options were exercised for a total cash consideration of $1,930 [2005 – $1,190]. For those options exercised for which a compensation expense had been previously recorded, capital stock was increased by $533 [2005 – $1] and contributed surplus reduced by the same amount.

Warrants

On June 29, 2005, as part of the term loan agreement entered into on June 28, 2005, the Company issued 543,104 warrants having an exercise price of $2.71 and expiring on June 29, 2010. These warrants were exercised on a cashless basis on December 14, 2005 and as at September 30, 2006, no warrants were outstanding [December 31, 2005 – nil].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [UNAUDITED]

AS AT SEPTEMBER 30, 2006 [THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 5. SHAREHOLDERS’ EQUITY (DEFICIENCY) [Continued]

Stock option plan

The changes in the number of stock options granted by the Company and their weighted average exercise prices, for the nine-month periods ended September 30, 2006 and September 30, 2005 are as follows:

	2006		2005
	Number	$	Number	$
Balance, beginning of period	3,560,875	5.59	3,363,475	5.01
Granted	345,000	8.56	459,700	3.16
Exercised	(424,100)	4.55	(534,900)	2.23
Expired	(15,000)	3.77	(15,000)	1.81
Forfeited	(9,500)	7.35	(400)	7.92

Balance, end of period	3,457,275	6.03	3,272,875	5.22

Options eligible to be exercised	2,766,475	6.02	2,854,675	5.24

As of September 30, 2006, 5,618,048 [December 31, 2005 – 4,323,712] securities are issuable under the plan, and 1,167,773 [December 31, 2005 – 193,937] options are available for grant.

The fair value of options granted in the nine-month periods ended September 30, 2006 and 2005 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

For the nine-month period ended	September 30, 2006	September 30, 2005
Expected volatility	0.65	0.63
Expected life	4 years	4 years
Risk-free interest rate	4.14%	3.36%
Dividend yield	Nil	Nil

The weighted average grant date fair value of stock options granted during the nine-month period ended September 30, 2006 using the above assumptions amounted to $4.35 per option [2005 – $1.59].

NOTE 6. COMMITMENTS

As at September 30, 2006, management has estimated that the Company’s commitments for the purchase of bulk tablets from third-party manufacturers was $19,000 [December 31, 2005 – $28,200].

NOTE 7. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006

The following information should be read in conjunction with our unaudited interim consolidated financial statements as at September 30, 2006, and related notes thereto as well as the audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2005. Our unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial statements. The Management’s Discussion and Analysis provides a review of the performance of the Company for the quarter ended September 30, 2006, as compared to the quarter ended September 30, 2005 and for the nine-month periods then ended. This review was performed by management with information available as at November 1, 2006. Additional information relating to the Company, including its Annual Information Form, can be found on SEDAR on www.sedar.com.

To the extent any statements made in this document contain information that is not historical, these statements are essentially forward-looking and are subject to risks and uncertainties. Actual results, levels of activity, performance, or achievements could differ materially from those projected herein and depend on a number of factors, including the successful and timely completion of clinical studies, the uncertainties related to the regulatory approval process, and the commercialization of products thereafter.

Where we say “we”, “us”, “our”, or the “Company” we mean Labopharm Inc. and its subsidiaries unless otherwise indicated. All amounts are presented in Canadian dollars unless otherwise indicated.

OVERVIEW

We are an international, specialty pharmaceutical company focused on improving existing drugs by incorporating our proprietary, advanced controlled-release technologies. Our primary focus is on the global commercialization of our lead product, a once-daily formulation of the pain-killer tramadol designed to address the worldwide market for moderate to severe pain. Our global commercialization program recognizes three markets: Europe, the United States, and the rest of the world. We intend to market our once-daily tramadol product primarily through a series of marketing and distribution arrangements. To date, we have entered into licensing agreements for the distribution of our once-daily tramadol product in 44 countries: the United States, 22 European countries, Mexico and 20 Latin American and Caribbean countries. We are also in discussion with potential partners to commercialize our once-daily tramadol product in other jurisdictions.

In Europe, our once-daily tramadol was approved in 22 European countries under the Mutual Recognition Procedure in September 2005, and Marketing Authorizations have been or are expected to be obtained for the individual European countries. Our product was launched in Germany in November 2005 and in the Czech Republic and in Slovakia in July 2006. On November 1, 2006, we made our first shipment of products to Recordati, our marketing partner for the United Kingdom. We also expect to ship to our marketing and distribution partners in other major European markets in the near future. Our once-daily tramadol product has also received regulatory approval from the national regulatory authority in Mexico and we are actively pursuing regulatory approvals in Latin America and Caribbean countries.

On September 28, 2006, we received an approvable letter from the United States Food and Drug Administration, or FDA, indicating that our once-daily formulation of tramadol is approvable, subject to the resolution of certain issues. We are discussing this letter with the FDA and believe that we can address the issues raised in the letter without the need for additional data. Potential outcomes, with respect to resolution of the matters raised in the approvable letter, range from utilization of current data to the need to generate additional data. Obtaining regulatory approval in the U.S. remains a top priority and we are working actively with Purdue Pharma Products L.P., our commercialization partner, to prepare for the U.S. launch of our product as rapidly as possible, following the resolution of the approval process with the FDA.

On August 28, 2006, our New Drug Submission (NDS) for our once-daily formulation of tramadol was accepted for review by the Therapeutic Products Directorate of Health Canada. The NDS is subject to a targeted 300-day review period. Our regulatory submission to Health Canada includes comprehensive data generated during the course of a global clinical development program and similar to that included in our New Drug Application to the U.S. FDA. We are currently evaluating our strategic options with respect to commercialization of the product in Canada.

We are developing additional product candidates using our drug delivery technologies and formulation expertise including a once-daily formulation of the anti-depressant trazodone which is in the clinical stage of development. In addition we are currently pursuing tramadol line extensions, including combination products using our Contramid® technology. We are also developing novel polymeric nano-delivery systems for delivery of water-insoluble and poorly bio-available drugs.

Our Goal

Our goal is to become a fully integrated, international specialty pharmaceutical company, with the expertise and infrastructure to develop and commercialize proprietary therapeutics by taking them from the formulation stage through clinical development, regulatory approval, marketing and sales. Full integration should maximize the value inherent in our technology and product candidates by allowing greater control over the development and commercialization process and generating higher returns on investment.

Revenue

Revenue from product sales and royalties will be the key driver of our performance as we move towards achieving profitability. Through our license agreements, we will continue to launch our once-daily tramadol product in various markets through 2007. The selling price of our once-daily tramadol product will vary for each country because of specific market conditions and/or regulatory pricing policies. It is difficult to estimate the timing of product launches in various countries because of the regulatory and/or pricing approval process required before we can market our once-daily tramadol in each jurisdiction.

Revenue to date has been generated primarily by our licensing and distribution agreements and in prior periods by our research collaboration agreements. To date, we have secured ten licensing and distribution agreements for once-daily tramadol, that cover 44 countries, which have generated approximately $33 million of licensing payments, including US$20 million from Purdue in 2005. We will also receive additional licensing payments from Purdue upon achieving various milestones, including upon the regulatory approval of our once-daily tramadol product in the U.S., US$40 million if such approval is obtained by March 31, 2007, declining to US$20 million if such approval is obtained by September 30, 2007, and to US$10 million if such approval is obtained by September 30, 2008. We are also eligible to receive up to US$110 million upon meeting specified sales targets, which is unaffected by the timing of a regulatory approval. Additionally, under the terms of agreements with marketing and distribution partners outside of the US, we are entitled to receive between $7,628,000 (US$1,150,000 and €4,490,000) and $9,405,000 (US$2,300,000 and €4,840,000) upon the achievement of various milestones such as price approvals being obtained, product launches being initiated, or sales targets being achieved.

Research and Development Expenses

Our research and development expenses to date consist primarily of fees paid to outside parties that we use to conduct clinical studies, manufacturing process validation, analytical testing or other services, salaries and related personnel expenses, materials and laboratory supplies and costs for facilities and equipment. Our research and development expenses have fluctuated significantly from period to period in the past and are likely to do so in the future as they are impacted by the progress related to our development efforts. The net proceeds from the financing completed earlier this year will allow us to further expand our research and development capacities for new product candidates and more rapidly advance the development of existing products within our pipeline.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

While our critical accounting policies and estimates remain substantially the same as reported in our Management’s Discussion and Analysis as included in our annual report for the year ended December 31, 2005, we have expanded the description of certain of these policies and estimates in the Management’s Discussion and Analysis included in our prospectus dated April 28, 2006.

RESULTS OF OPERATIONS

Fluctuations in Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market in each jurisdiction and resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a good indication of our future performance.

Revenue

For the third quarter ended September 30, 2006, total revenue amounted to $3,326,000 compared to $72,000 for the quarter ended September 30, 2005. Total revenue for the nine-month period ended September 30, 2006 was $10,716,000 compared with $823,000 for the corresponding period last year.

For the three-month and nine-month periods ended September 30, 2006, product sales were $1,097,000 and $4,044,000 respectively and consisted of sales of our once-daily tramadol product to HEXAL AG and CSC. During the quarter, CSC launched our product in the Czech Republic and in Slovakia. Sales to HEXAL AG for Germany included the sale of samples for the initial promotion of the product.

During the third quarter ended September 30, 2006, we recognized licensing revenue of $2,229,000, representing a portion of the licensing payments previously received from our marketing and distribution partners, under our licensing and distribution agreements for once-daily tramadol. For the nine-month period ended September 30, 2006 we recognized licensing revenue of $6,672,000. For the comparative quarter ended September 30, 2005, we recognized licensing revenue of $11,000, while licensing revenue for the nine-month period ended September 30, 2005 was $762,000. Over the next several quarters, we anticipate receiving additional milestone payments as provided for in existing licensing and distribution agreements for once-daily tramadol as we receive market and/or price approvals or launch the product in the various countries. These licensing payments are recognized rateably over the estimated term during which we maintain substantive contractual obligations, as provided for in our revenue recognition policy. The estimated term over which we are recognizing the remainder of the US$20 million up-front payment from Purdue will be revised once the matters raised in the approvable letter of September 28, 2006 have been resolved with the FDA and we have reviewed the impact on the expected launch date in the U.S. and the total term over which we maintain substantive contractual obligations.

Cost of Goods Sold

For the three-month and nine-month periods ended September 30, 2006, cost of goods sold was $709,000 and $2,301,000 respectively. Our cost of goods sold consists primarily of raw materials, third-party bulk tablet manufacturing and third-party packaging costs for our once-daily tramadol product. Gross margin as a percentage of product sales revenue was 35% for the quarter and 43% for the nine-month period ended September 30, 2006. Our gross margin will vary, primarily as a result of selling prices in various jurisdictions, currency fluctuation as well as the effect of packaging formats and the size of packaging runs on our cost of goods sold. We have received approval from authorities in certain European jurisdictions for our second bulk tablet manufacturer and are currently seeking approval in additional jurisdictions where our product has been approved. We expect that the addition of a second supplier should help us to reduce our cost of goods sold in the future.

Research and Development Expenses

Research and development expenses (before government assistance) for the three-month period ended September 30, 2006 were $3,390,000 compared with $4,676,000 for the quarter ended September 30, 2005. This decrease is primarily the result of the timing and progress of our clinical trial program for our once-daily tramadol product, particularly the MDT3-005 phase III trial in the U.S., which was ongoing in 2005 and completed in the second quarter of 2006. The corresponding quarter in 2005 also included costs for the validation of the commercial manufacturing process of our once-daily tramadol at a second manufacturer. These decreases were partially offset by a general increase in 2006 of our research and development capacities as we pursue development of existing and new product candidates for our product pipeline.

For the nine-month period ended September 30, 2006, research and development expenses (before government assistance) totalled $14,286,000 compared to $14,537,000 for the comparative period. Although the variance is minor, it reflects the reduction in our expenses for clinical trials largely offset by the general increase in our research and development capacities mentioned above. The nine-month period included consulting fees incurred for the preparation of the Canadian and U.S. regulatory submissions for once-daily tramadol.

Research and development tax credits for the quarter ended September 30, 2006 were $779,000 compared to $838,000 in the corresponding quarter of the previous year. For the nine-month period ended September 30, 2006, research and development tax credits were $1,820,000 compared to $1,583,000 for the corresponding period last year. This increase can be explained by higher Canadian Federal research and development tax credits recognized during the period, offset by (i) lower provincial tax credits in 2006 due to a reduction of our provincial tax credit rate and (ii) a non-recurring favourable adjustment of $360,000 in 2005 due to a favourable ruling on our notice of objection for previous taxation years. The research and development tax credits by jurisdiction are as follows:

For the:	Three months ended		Nine months ended
	Sept. 30, 2006 $	Sept. 30, 2005 $	Sept. 30, 2006 $	Sept. 30, 2005 $
Government assistance
Canadian Federal research and development tax credits	567,000	258,000	1,137,000	258,000
Provincial research and development tax credits	212,000	580,000	683,000	1,325,000

	779,000	838,000	1,820,000	1,583,000

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three-month period ended September 30, 2006 were $4,069,000 compared to $2,682,000 for the quarter ended September 30, 2005, an increase of $1,387,000 or 52%. The increase for the quarter is primarily due to higher headcount and related compensation expense as we transition from a research and development company to a commercial operation. Increased costs were also incurred for executive and board of directors recruitment, severance cost, patent consulting fees and incremental costs resulting from our NASDAQ listing.

For the nine-month period ended September 30, 2006, selling, general and administrative expenses were $11,060,000 compared with $7,854,000 for the nine-month period ended September 30, 2005, an increase of $3,206,000 or 41%. The increase is consistent with the rationale provided for the three-month period and in addition, the corresponding period in 2005 included a non-recurring favourable tax adjustment of $140,000 with regards to capital tax following the success of our notice of objection for 2002. Non-cash stock-based compensation expenses included in selling, general and administrative expenses increased by $872,000 in 2006 due to the timing of stock option grants and their fair-value at grant date.

Financial Expenses

Financial expenses for the third quarter of 2006 compared to 2005 were lower and reflected the declining balances of our term loan and capital leases. For the nine-month period ended September 30, 2006 financial expenses amounted to $2,056,000 compared to $1,168,000 for the comparative period. The increase is primarily due to the financial expenses related to the term loan agreement that we entered into in June 2005.

Foreign Exchange Gain or Loss

Net loss for the quarter ended September 30, 2006 included a foreign exchange gain of $50,000, compared to a foreign exchange gain of $221,000 for the quarter ended September 30, 2005. Foreign exchange gain for the nine-month period ended September 30, 2006 amounted to $643,000 compared to a foreign exchange gain of $33,000 for the corresponding period of the previous year. The foreign exchange gain for the nine-month period ended September 30, 2006 is explained primarily by the favourable effect of the currency fluctuation on the term loan which is denominated in U.S. currency.

Interest income

Interest income for the quarter ended September 30, 2006 was $1,271,000 compared with $110,000 for the quarter ended September 30, 2005. For the nine-month period ended September 30, 2006, interest income totalled $2,277,000 compared with $347,000 in the comparative period. The increases in the quarter and in the nine-month period ended September 30, 2006 are attributable to the higher cash and investments balances as a result of the public offering completed in May 2006. In addition, the average rate of return earned in 2006 was higher than in 2005.

Income Taxes

For the three-month period ended September 30, 2006, the current income tax expense amounted to $598,000 compared to $258,000 for the corresponding quarter. For the current and the comparative quarter, as a result of not deducting certain discretionary research and development expenses, we are generating taxable income at the Canadian Federal level to permit us to utilize our non refundable Canadian Federal research and development tax credits which have a limited carryforward period. The research and development expenditures not deducted have an unlimited carryforward period. Current income tax expense amounted to $1,282,000 for the nine-month period ended September 30, 2006 compared to $259,000 for the nine-month period ended September 30, 2005.

Net Loss

Net loss for the three-month period ended September 30, 2006 was $4,361,000 or $0.08 per share, compared with $7,549,000, or $0.18 per share, for the quarter ended September 30, 2005. The decrease in net loss is the result of higher revenue in the quarter, lower expenses related to the clinical trial program for our once-daily tramadol product, partially offset by increased selling, general and administrative expenses as we transition to a commercial operation. For the nine-month period ended September 30, 2006, net loss was $16,700,000, or $0.33 per share, compared with $22,267,000, or $0.52 per share for the comparative period, a decrease consistent with the explanations provided for the three-month period.

QUARTERLY INFORMATION

The following selected financial information is derived from our unaudited quarterly financial statements for each of the last eight quarters, all of which cover periods of three months.

	Three months ended
$000s except per share data	Sept 30, 2006	June 30, 2006	March 31, 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	March 31, 2005	Dec. 31, 2004[1]
Revenue	3,326	3,119	4,271	2,415	72	11	740	970
Net loss	(4,361)	(5,542)	(6,797)	(11,067)	(7,549)	(8,789)	(5,929)	(6,631)
Basic and diluted net loss per share	(0.08)	(0.11)	(0.16)	(0.26)	(0.18)	(0.21)	(0.14)	(0.16)

[1]	The comparative figures for revenue were reclassified to conform with the presentation in the current period.

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and short-term investments as at September 30, 2006 were $106,268,000. On May 3, 2006, we completed a public offering in Canada and the United States and issued 12.65 million common shares, which included the exercise in full of the underwriters’ over-allotment option, at a price of $8.99 or US$8.00 per share. The total gross proceeds of the offering were $112,734,000 or an average price per share of $8.91, which considers currency conversion at the closing date. Issue expenses related to this offering including the underwriters’ discounts and commissions were $9,240,000.

Under our current operating plan, we believe that our current cash, cash equivalents and investments should be sufficient to finance our operations and capital needs beyond the next twenty four months. However, in light of the inherent uncertainties associated with research and development programs, the scale-up and commercialization of products, the results of clinical testing, receipt of regulatory approval of certain products and the ability to secure licensing agreements, it may be necessary for us to either (i) raise additional funds for the continuing development and marketing of our products, or (ii) delay or scale-back our development programs. Furthermore, additional financing may also be required for business acquisitions or to acquire additional products or technologies.

Funds used in operating activities prior to net changes in non-cash operating items amounted to $3,497,000 for the quarter ended September 30, 2006 compared to $7,012,000 for the corresponding quarter of the previous year, primarily reflecting our lower net loss. Funds used in non-cash operating items were $6,274,000 in the third quarter of 2006, compared to $940,000 generated by non-cash operating items in the corresponding period in 2005. The increase reflects primarily higher inventories and accounts receivable related to the ongoing launch of our once-daily tramadol, as well as a $2,230,000 amortization of deferred revenue which was recognized in the income statement. For the nine-month period ended September 30, 2006 funds used in operating activities were $29,964,000 compared to $18,772,000 for the corresponding period of the previous year. The difference is primarily explained by the same reasons as those explaining the variance in the three-month period, as well as the payment in early 2006 of sizeable accounts payable related to 2005 clinical trials.

Funds applied to investing activities for the nine-month period ended September 30, 2006 amounted to $77,847,000, reflecting primarily the marketable securities acquired with the net proceeds generated from the equity financing completed on May 3, 2006, compared to $15,347,000 of funds provided from investing activities for the comparative period of the preceding year, which reflected primarily the proceeds from the maturities of short-term investments. Capital expenditures for the current period were $1,708,000 compared to $876,000 for the nine-month period ended September 30, 2005. Capital expenditures for the period were primarily related to acquisition of intangibles, plant and laboratory equipment, and office and information technology equipment.

For the nine-month period ended September 30, 2006, funds generated from financing activities amounted to $103,056,000 compared to $12,919,000 for the nine-month period ended September 30, 2005. In the current period, net proceeds of $103,494,000 were generated from the equity financing completed on May 3, 2006. Proceeds of $1,930,000 were obtained from the exercise of stock options during the nine-month period ended September 30, 2006 compared to $1,190,000 for the corresponding period of the previous year. On June 28, 2005, we entered into a term loan agreement which generated gross proceeds of $12,317,000 of which $11,586,000 were attributed to the term loan and $731,000 to the 543,104 warrants issued as part of the term loan agreement; related financing costs amounted to $474,000. During the nine-month period ended September 30, 2006, the term loan principal repayments were $2,307,000, in accordance with the loan amortization schedule.

As at September 30, 2006, working capital was $98,022,000. Accounts receivable totalled $3,343,000 as at September 30, 2006 and included primarily trade receivables, accrued interest on investments and sales tax receivable. Most of the trade receivables were collected subsequent to the quarter-end. Research and development tax credits receivable totalled $1,558,000 and included the estimated tax credits for the year ended December 31, 2005 and for the first nine months of 2006. In preparation for commercial launch of our product in other European countries and in the U.S., we have accumulated $5,999,000 of inventories consisting of raw materials and intermediate finished product (primarily bulk tablets). Accounts payable and accrued liabilities decreased from $10,090,000 at December 31, 2005 to $7,421,000 at September 30, 2006. Deferred revenue totalled $23,999,000 as at September 30, 2006 and included the unrecognized portion of the licensing payments received from the various licensees of once-daily tramadol. These licensing fees will be recognized as revenue generally over the term which we maintain substantive contractual obligations. Approximately $2,480,000 of the licensing fees related to European markets included in deferred revenue are subject to clawback provisions if certain future conditions are not met and consequently no revenue has been recognized on these fees. During the nine-month period ended September 30, 2006, obligations under capital leases decreased by $61,000 to $5,862,000, as a result of payments made in the period. Long-term debt decreased by $2,788,000 to $8,413,000 during the nine-month period ended September 30, 2006, as a result of payments of $2,307,000, and a favourable $481,000 exchange rate variation of the Canadian dollar relative to the U.S. dollar.

Cash, cash equivalents and short-term investments totalled $106,268,000 as at September 30, 2006 compared to $34,893,000 as at December 31, 2005, an increase of $71,375,000, as a result of the equity financing completed in May of 2006, net of funds applied to operating activities. Our investment policy regulates our short-term investment activities. We invest in liquid, high-grade investment securities with varying terms to maturity, selected with regard to the expected timing of expenditures for continuing operations. As at September 30, 2006, our short-term investments included commercial paper from major Canadian corporations, banker’s acceptance and bonds issued by government entities and Canadian corporations, in amounts ranging from $1,958,000 to $10,000,000.

Contractual Obligations

Following the conclusion of certain contractual negotiations for which the agreements were executed during the quarter, our remaining purchase obligations to third-party manufacturers of bulk tablets of once-daily tramadol were reduced to $19.0 million as at September 30, 2006 as compared to $28.2 million as at December 31, 2005. The reduction relates primarily to our new responsibility to supply the active pharmaceutical ingredient to one of the manufacturers.

Off-Balance Sheet Arrangements

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

OUTSTANDING SHARE DATA

As at November 1, 2006, there are 56,747,963 common shares issued and outstanding, and there are 3,457,275 stock options outstanding, a decrease of 111,250 since September 30, 2006, due to the expiry of stock options.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

Foreign Currency Risk

We operate internationally, and a substantial portion of our expense activities and capital expenditures are in Canadian dollars, whereas our revenue (current and potential) from licensing and distribution agreements and research contracts is, and will be, primarily in U.S. dollars or Euros. In addition, in June 2005 we also contracted a $10 million term loan denominated in U.S. currency, the outstanding balance of which was US$7,619,000 as of September 30, 2006. A significant adverse change in foreign currency exchange rates between the Canadian dollar relative to the U.S. dollar or Euro, could have a material effect on our consolidated results of operations, financial position or cash flows. We have not hedged exposures denominated in foreign currencies.

Interest Rate Risk

We invest our excess cash in investment-grade, interest-bearing securities. The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without incurring undue risk. To achieve this objective, we invest in highly liquid and high quality debt instruments or commercial paper of major corporations, government agencies and financial institutions with maturities generally of less than one year. A significant change in interest rates could have a material effect on the fair value of our investments if these investments are not held to maturity.

EFFECTIVENESS OF INTERNAL DISCLOSURE CONTROLS

The President and Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2006 and have concluded that our disclosure controls and procedures provide reasonable assurance that material information relating to us, including our consolidated subsidiaries, would be made known to them by others within those entities, particularly during the period in which this report was being prepared.

OTHER RISKS AND UNCERTAINTIES

Were any of the following risks to occur, our business, results of operations or financial condition could be materially adversely affected:

■	We have not generated significant revenues to date and expect to continue to experience losses. We may never achieve profitability and our failure to become and remain profitable would depress the market price of our common shares and could impair our ability to raise capital, expand our business, expand our product pipeline or continue our operations.

■	We depend heavily on the success of our lead product candidate, our once-daily tramadol, and if our NDA for our once-daily tramadol formulation is not approved by the FDA on a timely basis or at all, it would have a material adverse effect on our business.

■	Our products, including our once-daily tramadol product, if approved for marketing, may fail to achieve market acceptance.

■	Competition in the pharmaceutical industry is intense, and if we fail to compete effectively, our business, financial condition and results of operations will suffer.

■	We may require additional funding and may not be able to raise additional capital in which case we will be unable to complete clinical trials, obtain regulatory approvals or commercialize future product candidates.

■	We may not achieve our projected development goals in the time frames we announce and expect.

■	If our clinical trials do not produce successful results, we will not be able to commercialize our product candidates.

■	If we fail to obtain regulatory approvals for our product candidates under development, we will not be able to commercialize our products.

■	Even if we obtain marketing approval, there may be limits on the approval and our products will be subject to ongoing regulatory review and regulatory requirements. If we fail to comply with these requirements, we could lose marketing approval and sales of any approved commercial products could be suspended.

■	Claims by other companies that we infringe their intellectual property rights may result in liability for damages or stop our development and commercialization efforts, including with respect to our once-daily tramadol product.

■	We may become involved in lawsuits to protect or enforce our intellectual property rights that would be expensive and time consuming.

■	Rapid technological change could make our products or drug delivery technologies obsolete.

■	We have received regulatory approval for only one product that uses any of our drug delivery technologies.

■	If we are unable to protect our intellectual property rights, our competitors may develop and market products with similar features to our products which may reduce demand for our products and inhibit their effective commercialization.

■	Disputes may arise regarding the ownership or inventorship of our products and technologies.

■	In the past we have entered into agreements that may require us to make royalty payments, which would adversely affect our operating results and financial condition.

■	We currently have a single source of supply for our Contramid® cross-linked high amylose starch.

■	If third-party manufacturers of our products fail to devote sufficient time and resources to our concerns, or if their performance is substandard, the commercialization of our products could be delayed or prevented, and this may result in higher costs or deprive us of potential product revenues.

■	We rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may not perform satisfactorily.

■	We have no experience in selling, marketing or distributing our products, and we have no internal capability to do so yet.

■	Our agreements relating to the development and distribution of products may expose us to a number of risks.

■	If we are unable to retain key personnel and hire additional qualified personnel, we may not be able to successfully achieve our goals.

■	We have international operations that expose us to additional business risks.

■	We may not be able to successfully acquire and integrate complementary technologies or businesses needed for the development of our business and any acquisitions we make could disrupt our business and harm our financial condition.

■	We may incur losses associated with foreign currency fluctuations.

■	Generic drug manufacturers will increase competition for certain products and may reduce our royalties.

■	Market acceptance of our products will be limited if users of our products are unable to obtain adequate reimbursement from third-party payors.

■	If we are unable to obtain adequate reimbursement from governments or third-party payors for any product that we may develop or to obtain acceptable prices for such product, our revenues and prospects for profitability will suffer.

■	Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

■	We are subject to the risk of product liability claims, for which we may not have or will not be able to obtain adequate insurance coverage.

■	Our products involve the use of hazardous materials, and as a result we are exposed to potential liability claims and to costs associated with complying with laws regulating hazardous waste.

■	Our share price has been volatile, and an investment in our common shares could suffer a decline in value.

■	Future issuances of common shares by us or sales by our existing shareholders may cause our stock price to fall.

■	We have never paid dividends on our common shares, and we do not anticipate paying any cash dividends in the foreseeable future.

Exhibit 99.3

CERTIFICATION OF INTERIM FILINGS

I, Mark A. D’Souza, Chief Financial Officer of Labopharm Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Labopharm Inc. (the issuer) for the interim period ending September 30, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and,

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

(signed)

Mark A. D’Souza

Chief Financial Officer

November 9, 2006

Exhibit 99.4

CERTIFICATION OF INTERIM FILINGS

I, James R. Howard-Tripp, President and Chief Executive Officer of Labopharm Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Labopharm Inc. (the issuer) for the interim period ending September 30, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and,

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

(signed)

James R. Howard-Tripp

President and Chief Executive Officer

November 9, 2006